UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Comera Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20037C108

(CUSIP Number)

Charles Cherington

c/o Ara Partners

5300 Memorial Drive, Suite 500

Houston, Texas 77007

(713) 817-5702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20037C108

1	NAMES OF REPORTING PERSONS Charles Cherington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,420,605(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,420,605(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,420,605(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (a) 3,759,861 shares of Common Stock and 106,000 shares underlying Warrants held directly by Charles Cherington, (b) 1,268,761 shares of Common Stock held by Cherington Holdings LLC, (c) 95,328 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Benjamin P. Cherington, (d) 95,327 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Cyrus B. Cherington, and (e) 95,328 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Henry S. Cherington.

(2)	Calculated based on (i) 22,305,138 shares of Common Stock outstanding prior to the Private Placement, as disclosed in the Purchase Agreement (as defined below), plus (ii) 4,399,016 shares of Common Stock issued in the Private Placement and (iii) 106,000 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 20037C108

Explanatory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Person on September 13, 2022, as amended by Amendment No. 1 thereto filed on January 6, 2023 (“Amendment No. 1”) (the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”) . Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D as amended by Amendment No.1.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On July 31, 2023, Comera Life Sciences Holdings, Inc. (the “Company” or the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain purchasers, including the Reporting Person (collectively, the “Purchasers”), pursuant to which the Company agreed to issue and sell to the Purchasers in a private placement (the “Private Placement”) an aggregate of 7,960,867 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) at a purchase price of $0.51125 per Share, and accompanying warrants (the “Warrants”) to purchase up to 19,902,191 shares of Common Stock (the “Warrant Shares”) at an exercise price of $0.6135 per Warrant Share, for an aggregate purchase price of approximately $4.1 million. For purposes of complying with Listing Rules 5635(b) and 5635(d) of The Nasdaq Stock Market LLC, the Private Placement will take place in two separate closings. The first closing was subject to customary representations and warranties and closing conditions and took place on July 31, 2023 (the “First Closing”), and the Company sold an aggregate of 4,399,016 Shares and accompanying Warrants to purchase up to 10,997,550 Shares. In connection with the First Closing, the Reporting Person acquired 880,195 Shares and 2,200,488 Warrants for an aggregate purchase price of $450,000, using personal funds.

The second closing will include the sale and issuance of an additional 3,561,851 Shares and Warrants to purchase up to an additional 8,904,641 Shares (the “Subsequent Closing”) and is conditioned upon, among other customary closing conditions, and is expected to take place following, receipt of stockholder approval of the Private Placement. The Company has agreed to hold an annual or special meeting of its stockholders for the purpose of obtaining such stockholder approval as soon as reasonably possible following the mailing of the proxy statement, but not later than the later of (i) September 15, 2023 or (ii) if the SEC notifies the Company that it will review the preliminary proxy statement, November 14, 2023. If the stockholders do not approve the Private Placement, the Subsequent Closing will not take place. Each of the Purchasers has agreed to vote all shares of voting capital stock of the Company owned thereby (other than shares acquired at the First Closing) in favor of the Nasdaq Proposal.

The Warrants issued in the First Closing become exercisable on the date that is six months after the First Closing and the Warrants issued in the Subsequent Closing, if such Subsequent Closing is approved by the Company’s stockholders, will be immediately exercisable. All of the Warrants will expire five (5) years from their respective date of issuance and will be subject to customary adjustments. The Warrants also contain beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company but in no event may such beneficial ownership limitation exceed 19.99% of the number of shares of the Company’s Common Stock outstanding (the “Cap”). If the Company obtains stockholder approval for the Private Placement, the Cap will no longer apply to the Warrants.

Pursuant to a registration rights agreement entered into with the Purchasers on July 31, 2023 (the “Registration Rights Agreement”), the Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) covering resales of the Shares and Warrant Shares by the Purchasers no later than thirty (30) calendar days following the date of the First Closing, and to use its best efforts to have such registration statement declared effective as promptly as possible thereafter. The Company will bear all expenses of such registration of the resale of the Shares and the Warrant Shares.

The foregoing descriptions of the Purchase Agreement, the Warrants, and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 3, 4 and 5 hereto, respectively.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The information contained on the cover page to this Schedule 13D and as set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated by reference.

As of July 31, 2023, the Reporting Person may be deemed to beneficially own an aggregate of 5,420,605 shares of Common Stock, consisting of (a) 3,759,861 shares of Common Stock and 106,000 shares underlying Warrants held directly by Charles Cherington, (b) 1,268,761 shares of Common Stock held by Cherington Holdings LLC, (c) 95,328 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Benjamin P. Cherington, (d) 95,327 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Cyrus B. Cherington, and (e) 95,328 shares of Common Stock held by Ashley S. Pettus 2012 Irrevocable Trust FBO Henry S. Cherington. The 5,314,605 shares of Common Stock and 106,000 shares underlying Warrants beneficially owned by the Reporting Person represents approximately 19.99% of the outstanding Common Stock of the Issuer, based on (i) 22,305,138 shares of Common Stock outstanding prior to the Private Placement, as disclosed in the Purchase Agreement, plus (ii) 4,399,016 shares of Common Stock issued in the First Closing and (iii) 106,000 shares of Common Stock underlying Warrants held by the Reporting Person that are exercisable within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 20037C108

(c) Except as set forth in this Schedule 13D with reference to the Private Placement, the Reporting Person has not engaged in any transactions during the past 60 days in any Issuer Common Stock.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

3	Securities Purchase Agreement, dated July 31, 2023, by and among the Company and the Purchasers defined therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 1, 2023).

4	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 1, 2023).

5	Registration Rights Agreement dated July 31, 2023, by and among Comera Life Sciences Holdings, Inc. and the Purchasers defined therein (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 1, 2023).

CUSIP No. 20037C108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

/s/ Charles Cherington
Charles Cherington